Mail Stop 6010

February 21, 2008

Mr. Ron Zwanziger
Chairman, President and Chief Executive Officer
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453

**Re:     Inverness Medical Innovations, Inc.**
**Registration Statement on Form S-4**
**Filed February 14, 2008**
**File Number 333-149259**

Dear Mr. Zwanziger:

This is to advise you that we have limited our review of the above referenced registration statement to the timeliness of the financial disclosures and have the following comments:

1.  Please revise the disclosure to include updated financial statements for both companies, including pro forma financial information.  In addition, the filing should be revised to include 2007 executive compensation disclosure for each person who will serve as an officer or director of the surviving company.

\*        \*        \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,


Jeffrey P. Riedler
Assistant Director


cc:     Scott F. Duggan, Esq.
        Roberta L. McCaw, Esq.
        James L. Smith III, Esq.